No. 812-______

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTIONS 6(c), 57(c) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 THEREUNDER, GRANTING EXEMPTIONS FROM SECTIONS 18(a), 57(a)(1), 57(a)(2), AND 61(a) OF THE ACT, AND AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4)

ATLANTIC COAST CAPITAL CORPORATION

WATERSIDE CAPITAL CORPORATION

FRANKLIN P. EARLEY

3092 Brickhouse Court

Virginia Beach, Virginia 23452

(757) 626-1111

All Communications, Notices and Orders to:

Franklin P. Earley

President

Atlantic Coast Capital Corporation

3092 Brickhouse Court

Virginia Beach, Virginia 23452

(757) 626-1111

Copies to:

John M. Paris, Esq.

Williams, Mullen Clark & Dobbins, P.C.

222 Central Park Avenue

Suite 1700

Virginia Beach, VA 23462

(757) 473-5308

September 25, 2009 (Date)

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of
	)	APPLICATION
ATLANTIC COAST CAPITAL CORPORATION	)	FOR AN ORDER PURSUANT
WATERSIDE CAPITAL CORPORATION	)	TO SECTIONS 6(c), 57(c) AND
FRANKLIN P. EARLEY	)	57(i) OF THE INVESTMENT
3092 Brickhouse Court	)	COMPANY ACT OF 1940, AND
Virginia Beach, VA 23452)		RULE 17d-1 THEREUNDER,
	)	GRANTING EXEMPTIONS
	)	FROM SECTIONS 18(a), 57(a)(l),
	)	57(a)(2), AND 61(a)
	)	OF THE ACT, AND
	)	AUTHORIZING CERTAIN
	)	JOINT TRANSACTIONS
	)	OTHERWISE PROHIBITED BY
File No. 812-______	)	SECTION 57(a)(4)
Investment Company Act of 1940)

Atlantic Coast Capital Corporation, a Virginia corporation (the “Company”), Waterside Capital Corporation, a Virginia corporation (“Waterside SBIC”), and Franklin P. Earley (together, the “Applicants”), apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 6(c), 57(c), and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”)1, and Rule 17d-1 thereunder2, granting exemptions from Sections 18(a), 57(a)(1), 57(a)(2), and 61(a), and authorizing certain joint transactions otherwise prohibited by Section 57(a)(4).

In particular, the relief requested in this application (the “Application”) would permit the Company and any direct or indirect wholly-owned subsidiaries of the Company (the “Subsidiaries,” and each a “Subsidiary”) to engage in certain transactions that would otherwise be permitted if the Company and its Subsidiaries were one company, and, to the extent that any

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1  Unless otherwise indicated, all section references are to the 1940 Act.

2  Unless otherwise indicated, all rule references are to rules under the 1940 Act.

of the Company’s Subsidiaries is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBIA”) as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (the “SBIC Subsidiaries,” and each, an “SBIC Subsidiary”), to adhere to modified asset coverage requirements under Section 61.

Any existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future will comply with its terms and conditions.

TABLE OF CONTENTS

Page

I.	GENERAL DESCRIPTION OF APPLICANTS	5
A.	Atlantic Coast Capital Corporation	5
B.	Waterside SBIC	8
C.	The Proposed Reorganization	10
II.	RELIEF TO OPERATE AS ONE COMPANY	13
A.	Sections 6(c) and 18	13
B.	Sections 57(a)(1), 57(a)(2) and 57(c)	15
C.	Section 57(a)(4), Section 57(i) and Rule 17d-1	21
D.	Precedent	23
E.	Conditions	24
F.	Request for Relief	25
III.	PROCEDURAL MATTERS	26
A.	Communications	26
B.	Authorizations	26
SIGNATURES	27
EXHIBIT INDEX	28

I.    GENERAL DESCRIPTION OF APPLICANTS

A.	Atlantic Coast Capital Corporation

The Company is a closed-end, non-diversified management investment company organized as a Virginia corporation in September 2009 for the purpose of acquiring Waterside SBIC by means of a share-for-share exchange of common stock with the shareholders of Waterside SBIC (the “Share Exchange”) and, following such acquisition, holding all of the outstanding capital stock of Waterside SBIC. Upon completion of the transactions described in this Application, the Company will engage directly and/or through its principal Subsidiary primarily in the business of making loans to, and investing preferred stock into, small businesses.

The Company will soon file a registration statement under the Securities Act of 1933, as amended, on Form N-14 covering the shares of its common stock to be issued in the Share Exchange. Simultaneously with the acquisition of Waterside SBIC, the Company proposes to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended, and to file an election under Section 54 of the 1940 Act to be regulated as a business development company (a “BDC”). The Company expects to obtain approval for quotation of its common stock on the Nasdaq Capital Market upon completion of the Share Exchange. Waterside SBIC’s shares are presently quoted on the Nasdaq Capital Market under the symbol “WSCC.”

The authorized capital stock of the Company consists of 100,000,000 shares of common stock and 75,000,000 shares of preferred stock. Franklin Earley has purchased one share of common stock from the Company at a price of $0.30, which share comprises all of the Company’s outstanding shares of common stock as of the date of this Application. No shares of preferred stock are outstanding. It is anticipated that, immediately upon the effectiveness of the Share Exchange, pursuant to which Waterside SBIC will become a wholly-owned Subsidiary of the Company, the Company will repurchase the one share of common stock from Mr. Earley for its original purchase price.

The Company is internally managed by its executive officers under the supervision of its Board of Directors (the “Board”). The Board has seven members, six of whom are not “interested persons” of the Company within the meaning of Section 2(a)(19). It is contemplated that at least two new individuals who are not “interested persons” will become directors of the Company subject to the approval of the SBA of those individuals as directors of Waterside SBIC. The executive officers of the Company are Franklin Earley, President, and Julie Stroh, Chief Financial Officer, Treasurer and Secretary. The Company does not pay any external investment advisory fees, but instead incurs the operating costs associated with employing investment and portfolio management professionals.

The Company will be treated as a corporation for federal income tax purposes. The Company does not currently qualify to be treated as a regulated investment company (“RIC”) for federal income tax purposes, but in the future if and when it so qualifies, it may elect to be treated as a RIC. If it were to become a RIC, the Company generally would not pay corporate-level federal income taxes on any net ordinary income or capital gains distributed to its shareholders as dividends. To maintain this tax treatment, a RIC must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. As a non-RIC BDC, the Company will pay corporate-level federal income tax on net ordinary income or capital gains.

The Company is a specialty finance company that, through the Subsidiaries, provides customized financing solutions to lower middle market companies located throughout the United States with an emphasis on the Middle Atlantic and Southeast Region. It defines lower middle

The Company is a specialty finance company that, through the Subsidiaries, provides customized financing solutions to lower middle market companies located throughout the United States with an emphasis on the Middle Atlantic and Southeast Region. It defines lower middle market companies as those with annual revenues between $5 and $100 million. Its investment objective is to seek attractive returns by generating current income from its debt investments and capital appreciation from its equity-related investments. Its investment philosophy is to partner with business owners, management teams and, to a lesser extent, financial sponsors to provide flexible financing solutions to fund growth, changes of control or other corporate events. It invests primarily in senior and subordinated debt securities or senior preferred stock, secured by first and second lien security interests in portfolio company assets, coupled with equity interests. It focuses on investments in companies with a history of generating revenues and positive cash flows, an established market position and a proven management team with a strong operating discipline. Its target portfolio company has annual revenues between $5 and $50 million and annual earnings before interest, taxes, depreciation and amortization between $2 and $10 million. The Company believes that these companies have less access to capital and that the market for such capital is underserved relative to larger companies. Companies of this size are generally privately held and are less well known to traditional capital sources like commercial and investment banks.

In the past, Waterside SBIC’s investments generally ranged from $500,000 to $3.5 million per portfolio company. In the future, the Company expects its investments to generally range from $2 to $5 million per portfolio company. In certain situations, it may partner with other funds to provide larger financing commitments. The Company will continue to operate

Waterside SBIC as an SBIC and to utilize the proceeds of the sale of SBA-guaranteed debentures (SBA leverage) to enhance returns to its shareholders.

Before the Company closes on the Share Exchange, it must meet several conditions, including (i) obtaining the approval of the holders of more than 66 2/3% of the Waterside SBIC common stock to the Share Exchange and to an amendment to the Waterside SBIC charter, providing for a 10-year corporate life of Waterside SBIC, subject to the board’s right to extend the term for three one-year terms, (ii) obtaining approval from the SBA to the reorganization and recapitalization of Waterside SBIC, (iii) obtaining the Order from the Commission, and (iv) meeting certain other conditions.

As of August 31, 2009, the Company and Waterside SBIC had four employees. The Company’s principal executive offices are located at 3092 Brickhouse Court, Virginia Beach, Virginia 23452, and its telephone number is (757) 626-1111.

B.	Waterside SBIC

Waterside SBIC was formed as a Virginia corporation in July 1993 as the Eastern Virginia Small Business Investment Corporation. Through June 1996, it operated as a developmental stage company focused primarily on preparations to commence operations. In May 1996, it was licensed by the SBA as an SBIC. In October 1996, Waterside SBIC made its first portfolio investment. In January 1998, it completed its initial public offering (the “IPO”) to raise additional equity to support its growth strategy. In connection with the IPO, Waterside SBIC filed a registration statement on Form N-5 (File No. 333-36709) (the “N-5”). The registration statement was declared effective on January 28, 1998.

Waterside SBIC is currently registered under the 1940 Act. After the Share Exchange it will no longer be registered because it will then rely on the exemption from the definition of investment company contained in Section 3(c)(7). Since its inception, Waterside SBIC has had the same investment objective and strategies as the Company, summarized above.

As an SBIC, Waterside SBIC has been examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, Waterside SBIC has historically been audited on an annual basis by third-party SBIC-focused accounting firms. SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average annual fully taxed net income not exceeding $6 million for the two most recent fiscal years. In addition, an SBIC must devote 25% of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average annual fully taxed net income not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, that depend on the industry in which the business is engaged and are based on such factors as the number of employees and gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses, invest in the equity securities of such businesses, and provide them with consulting and advisory services. In addition to the size criteria, SBA regulations also contain other limitations, including but not limited to those related to permitted industries, terms of investment and conflict of interest and co-investments.

As of June 30, 2009, Waterside SBIC had investments in 14 portfolio companies with an aggregate cost of approximately $18.5 million.

Waterside SBIC’s common stock is listed on the Nasdaq Capital Market under the symbol “WSCC”. On September 22, 2009, the last reported sale price of its common stock on the Nasdaq Capital Market was $0.68 per share.

C.	The Proposed Reorganization

Waterside SBIC plans to enter into an Agreement and Plan of Share Exchange (the “Share Exchange Plan”) with the Company, pursuant to which each outstanding share of Waterside SBIC’s common stock would vest in the Company, whereupon Waterside SBIC would become a wholly-owned Subsidiary of the Company and the holders of all the outstanding shares of common stock of Waterside SBIC would become the shareholders of the Company and receive one share of the Company for each share of Waterside SBIC owned.

Franklin Earley, President and a director of Waterside SBIC and the Company, owns one share of common stock of the Company, representing the only outstanding share of the Company. Simultaneously upon the effectiveness of the Share Exchange Plan, the Company will redeem the Company share from Mr. Earley for $0.30.

The Share Exchange Plan will require approval by Waterside SBIC’s shareholders at a special meeting of shareholders, which would be held subsequent to receipt of an Order from the Commission requested hereby.

Pursuant to Section 12(d)(1)(A), it is unlawful for any registered investment company to purchase or otherwise acquire the securities of any other registered investment company, except to the limited extent permitted by subsections (i), (ii) and (iii) of Section 12(d)(1)(A). In addition, Section 12(d)(l)(C) makes it unlawful for any registered investment company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if the acquiring company (and any other affiliated investment companies) would own more than 10% of the voting stock of the closed-end company. Section 60 of the 1940 Act applies the provisions of Section 12 to BDCs. Rule 60a-l under the 1940 Act exempts from the provisions of Sections 12(d)(1)(A) and (C) the acquisition by a BDC of the securities of an SBIC licensed under the SBIA that is operated as a wholly-owned Subsidiary of the BDC. Rule 60a-1 applies to, and allows, the proposed Share Exchange Plan.

Waterside SBIC’s management believes that the Share Exchange Plan, if approved, would be in the best interests of Waterside SBIC’s shareholders because it would allow Waterside SBIC, through the Company, to take advantage of business opportunities not otherwise permitted to an SBIC.

It is presently expected that the officers and directors of Waterside SBIC will be the same individuals who will serve as officers and directors of the Company and that at least two new directors will become directors, subject to approval by the SBA. It is further anticipated that following the consummation of the Share Exchange, such officers and directors would initially receive the same compensation, but that such compensation would be allocated between Waterside SBIC and the Company, based upon factors determined by the Boards of Directors of Waterside SBIC and the Company. Such officers and directors may also receive increases in compensation from time to time as determined by the respective Boards of Directors. The Company and/or Waterside SBIC intend to hire additional personnel as such personnel are needed in connection with the expansion and diversification of their respective lending and/or investment activities.

More specifically, implementation of the Share Exchange Plan would not only permit the Company, directly or through Subsidiaries, to diversify by engaging in business not permitted due to regulatory constraints imposed on Waterside SBIC, it would also provide the following advantages:

(1)          Cost efficiencies would result from the Company and Waterside SBIC being able to pursue business opportunities arising in connection with Waterside SBIC’s present business.

(2)          The Company would engage in financings of businesses other than “small business concerns” (as defined under the SBIA) on a basis that is expected to provide a substantial additional return to its (Waterside SBIC’s) shareholders. For example, under SBA regulations, Waterside SBIC may not make any loans with a term of less than one year. The Company would be permitted to make a loan with a lesser term, thereby participating in the market for shorter term loans, a market segment currently not available to Waterside SBIC.

Management of Waterside SBIC considered the alternative of creating a new finance entity that would be independent of Waterside SBIC. However, management determined, rather, to pursue the proposed holding company structure because (i) it enables existing Waterside SBIC shareholders to participate in the expanded and more diversified business opportunities by preserving their existing equity interests and (ii) it is economical and efficient in that it will be able to utilize existing management, which already has the requisite expertise, to extend Waterside SBIC’s business to previously unavailable markets.

II.	RELIEF TO OPERATE AS ONE COMPANY
A.	Sections 6(c) and 18
1.	Section 6(c)

Section 6(c) authorizes the Commission to exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act or any rule thereunder if, and to the extent that, such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.	Section 18

Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that Section. “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A) of the 1940 Act, senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300% immediately after their issuance or sale. Section 61(a) applies Section 18 to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200%.

Section 18(k) exempts investment companies operating under the SBIA from the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a).

Companies operating under the SBIA, such as SBIC Subsidiaries, are, however, subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA. Waterside SBIC and any other SBIC Subsidiary will be regulated by the SBA and operate under the SBIA. There will be no difference in the SBA’s regulation of Waterside SBIC or other SBIC Subsidiaries because the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

3.	Need for Relief

The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, made applicable to BDCs by Section 61(a). Because Waterside SBIC is, and other SBIC Subsidiaries would be, Subsidiaries of the Company, a question exists whether the Company must comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) solely on an individual basis or whether the Company must also comply with the asset coverage requirements on a consolidated basis (because the Company may be deemed to be an indirect issuer of any class of senior security issued by Waterside SBIC or another SBIC Subsidiary). Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by itself, by Waterside SBIC or by another SBIC Subsidiary and also to treat, as its own, any liabilities of the Company, Waterside SBIC and other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

4.	Requested Order

While the Applicants do not concede that they must comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a)) on a consolidated basis, the Applicants wish to avoid any question about their compliance with Section 18(a) (as modified by Section 61(a)). For the purposes of the requested relief, and only for such purposes, the Applicants wish to treat Waterside SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act. Accordingly, the Applicants respectfully request, on behalf of themselves and any other SBIC Subsidiaries, an Order of the Commission, under Section 6(c) of the 1940 Act exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), so that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio. The Applicants believe that the requested Order would, if granted, be consistent with orders issued in the past by the Commission under Section 6(c) of the 1940 Act.

B.	Sections 57(a)(1), 57(a)(2) and 57(c)
1.	Section 57(c)

Section 57(c) of the 1940 Act provides that the Commission may exempt a proposed transaction from Section 57(a) if the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; and the proposed transaction is consistent with the policy of the BDC concerned and consistent with the general purposes of the 1940 Act. The Applicants believe that the requested relief from Section 57(a) meets these standards for the reasons discussed below.

2.	Sections 57(a)(l) and 57(a)(2)

Sections 57(a)(l) and (2) of the 1940 Act make it unlawful for certain persons, related to a BDC in the manner set forth in Section 57(b), acting as principal: (1) knowingly to sell any security or other property to the BDC or to any company controlled by the BDC (except securities of which the buyer is the issuer or securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities) or (2) knowingly to purchase from the BDC or from any company controlled by the BDC any security (except securities of which the seller is the issuer).

Section 57(b) specifies the persons to whom the prohibitions of Sections 57(a)(1) and (2) apply. These persons include: (1) any director, officer, employee or other member of an advisory board of the BDC or any person who controls, is controlled by, or is under common control with such director, officer, employee or advisory board member or (2) (A) any investment adviser or promoter of, general partner in, principal underwriter for or person, directly or indirectly, either controlling, controlled by or under common control with, the BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be, directly or indirectly, under the control of a person who controls the BDC) or (B) any person (i) who controls, is controlled by or is in common control with such adviser, promoter, general partner, principal underwriter or person controlling, controlled by or under common control with the BDC or (ii) who is an officer, director, partner, copartner or employee of such adviser, promoter, general partner, principal underwriter or person controlling, controlled by or under common control with the BDC.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in the manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of

Section 57(a). Specifically, this rule provides that the provisions of Section 57(a) do not apply to any person (a) solely because that person is directly or indirectly controlled by a BDC or (b) solely because that person is, directly or indirectly, controlling, controlled by or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner or employee of a person described in (a) of the rule.

Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Section 2(a)(9) also provides that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company and that any person who does not so own more than 25% of the voting securities of a company is presumed not to control such company. Section 2(a)(9) also provides that a natural person is presumed not to be a controlled person.

3.	Need for Relief

The Company would be a person related to the Subsidiaries in a manner described in Section 57(b) because it will, either directly or indirectly, own 100% of the voting securities of each Subsidiary. Each Subsidiary would be a person related to the Company in a manner described in Section 57(b) because 100% of its voting securities are or will be owned by the Company. Each Subsidiary would also be a person related to each other Subsidiary in a manner described in Section 57(b) as long as they remain under the common control of the Company.

With respect to the prohibitions of Sections 57(a)(1) and (2), every purchase or sale transaction between any two of the Company and a Subsidiary must be analyzed from the point of view of each participant. For example, the Share Exchange may be a prohibited transaction because it is conceivable that the acquisition by the Company of 100% of the equity interests in Waterside SBIC in exchange for Company common stock could be deemed to be prohibited as: (1) a sale of a security (Waterside SBIC’s equity interest) to a BDC (the Company); (2) a sale of a security (Company common stock) to Waterside SBIC; and (3) a purchase by Waterside SBIC from a BDC (the Company) of a security (Company common stock). Similarly any purchase or sale transaction between Waterside SBIC and another Subsidiary could be deemed in violation of Section 57(a)(1) or (2). This would be so even though the shareholders of the Company would be the ultimate owners of all entities involved and therefore should be indifferent to transactions among the entities. Thus, relief is required from Sections 57(a)(l) and (2).

In addition, there may well be circumstances when it is in the interest of either the Company or its shareholders for a Subsidiary to invest in securities of an issuer that may be deemed to be a person related to the Company in a manner described in Section 57(b) or for the Company to invest in securities of an issuer that may be deemed to be a person related to a Subsidiary in a manner described in Section 57(b) as in the case of a portfolio company deemed to be related to the Company or a Subsidiary as a result of its ownership of more than 25% of the portfolio company’s stock. Similarly, it may be desirable for a Subsidiary to invest in securities of an issuer that may be deemed to be a person related to another Subsidiary in a manner described in Section 57(b).

If the Company were to engage in these activities other than through Subsidiaries, purchase or sale transactions with controlled affiliates would be permissible without Commission approval by virtue of Rule 57b-1. The Commission made this clear in 1980 when, in adopting Rule 57b-1, it stated in relevant part:

However, non-controlled portfolio affiliates of a business development company are not among those persons whose participation in transactions with the business development company requires Commission approval (under Section 57(c) [15 U.S.C. 80a-56(c)]) or specific statutory findings regarding the transaction by the company’s board of directors (under Section 57(f) [15 U.S.C. 80a-56(f)]). The legislative history of the 1980 Amendments indicates that Congress also did not intend to require Commission approval or such specific statutory findings by the board of directors of a business development company for transactions between the company and a controlled portfolio affiliate. As the House Committee Report on the bill which became the 1980 Amendments states:

Conspicuously absent from the prohibitions in Section 57 against transactions with the business development company are persons which it controls or of which it holds at least 5% of the outstanding securities. Also omitted from the prohibitions are persons affiliated with such so-called “downstream affiliates” of the business development company. In this regard, it should be noted that the Commission has undertaken through rulemaking to exempt all investment companies from prohibitions relating to transactions solely between investment companies and such downstream affiliates. The Committee again wishes to note that if experience demonstrates that under such exclusion from statutory prohibitions investors are not being adequately protected, the Committee would expect to revisit this area.

H.R. Rep. No. 1341, 96th Cong., 2d Sess. 48 (1980) [“Committee Report”] (emphasis added). However, due to an apparently inadvertent drafting error, business development company transactions involving controlled portfolio affiliates and certain affiliated persons of such affiliates must be approved by the Commission. The Commission proposes to correct this error by the instant rulemaking.3

As pointed out in the Committee Report, even if the Company were a registered investment company rather than a BDC, it would be exempt from prohibitions relating to transactions between itself and its downstream affiliates.4 Thus, it seems clear that purchase or sale transactions between a BDC and its downstream affiliates are exempt from the prohibitions of Sections 57(a)(1) and (2).

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3  Investment Company Act Release No. 11493 (December 16, 1980). \

4  See Rules 17a-6 and 17d-1(d)(5) and (6).

Without the relief requested by this Application, however, the Share Exchange and purchase or sale transactions between any of the Subsidiaries and downstream controlled affiliates of the Company may violate Section 57(a)(1) or (2) of the 1940 Act. Similarly, purchase or sale transactions between the Company and downstream controlled affiliates of a Subsidiary may violate Section 57(a)(1) or (2) because Rule 57b-1 may be read to only exempt from the prohibitions of Section 57(a) those affiliates of downstream controlled affiliates of a BDC that are affiliated within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.5 Thus, purchase or sale transactions between the Company and a portfolio company of which a Subsidiary owns more than 25% of the outstanding voting securities, and transactions between a Subsidiary and a portfolio company of which the Company or a Subsidiary owns more than 25% of the outstanding voting securities, might not be exempted by Rule 57b-1 from the prohibitions of Sections 57(a)(l) and (2).

4.	Requested Order

Accordingly, the Applicants respectfully request, on behalf of themselves and any future Subsidiaries, an Order of the Commission under Section 57(c) of the 1940 Act, exempting from the provisions of Sections 57(a)(1) and (2) any transaction between the Company and one or more Subsidiaries, including the Share Exchange and any transaction between one Subsidiary and any other Subsidiary, with respect to the purchase or sale of securities or other property. The Applicants also respectfully request an Order of the Commission exempting, from the provisions of Sections 57(a)(1) and (2), any purchase or sale transaction between the Company and a controlled portfolio affiliate of a Subsidiary and any purchase or sale transaction between a

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5  According to Section 2(a)(3)(C) and (D): “Affiliated person” of another person means...(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person[.]” These subsections do not cover an entity that is deemed an affiliate because such entity owns 5% or more of the voting power of the affiliate or vice versa.

Subsidiary and a controlled portfolio affiliate of the Company or of another Subsidiary, but in either case only to the extent that any such purchase or sale transaction would not be prohibited if the Subsidiaries involved in the transaction were deemed to be part of the Company and not separate companies. It is the intent of this request only to permit the Company and the Subsidiaries, all of whom are owned, directly or indirectly, by the shareholders of the Company, to do that which they otherwise would be permitted to do within the provisions of the 1940 Act if they were one company as opposed to their being structured as a parent and subsidiaries thereof.

C.	Section 57(a)(4), Section 57(i) and Rule 17d-1
1.	Sections 57(a)(4), 57(i) and Rule 17d-1

Section 57(a)(4) of the 1940 Act makes it unlawful for certain persons related to a BDC in the manner set forth in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by the BDC is a joint or joint and several participant with that person in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Section 57(i) of the 1940 Act provides that the rules and regulations of the Commission under Sections 17(a) and 17(d) of the 1940 Act applicable to registered closed-end investment companies (e.g., Rule 17d-1) are deemed to apply to transactions subject to Section 57(a) of the 1940 Act until the adoption by the Commission of rules and regulations under Section 57(a).

Rule 17d-1 under the 1940 Act prohibits an affiliate - or, when applying Rule 17d-1 to implement Section 57(a)(4), a person related to a BDC in a manner described in Section 57(b) - acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such BDC, or a company controlled by such BDC, is a participant, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered before the submission of such plan or modification to security holders for approval, or before such adoption or modification if not so submitted. Rule 17d-1(b) provides that, with respect to such an application, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the [1940] Act, and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Need for Relief

As described previously, the Company and the Subsidiaries would be related to one another in a manner described in Section 57(b), based on the Company’s control of the Subsidiaries. The joint transaction prohibition of Section 57(a)(4) and Rule 17d-1, taken together, would not apply to transactions involving two or more of the Company and the Subsidiaries because the Section 57(b) relationship would arise solely from the Company’s owning more than 25% of the voting securities of, or otherwise controlling, each of the Subsidiaries. Therefore, Rule 57b-1 would exempt the Company and its controlled affiliates from the prohibitions of Section 57(a)(4). However, a joint transaction in which a Subsidiary and the Company or another Subsidiary participates could be deemed to be prohibited under Section 57(a)(4), because the Company would not be a controlled affiliate of the Subsidiaries.

3.	Requested Order
Accordingly, the Company and its Subsidiaries respectfully request - on behalf of themselves and any future Subsidiaries - an Order of the Commission, under Section 57(i) of the 1940 Act and Rule 17d-1 thereunder, permitting any joint transaction that would otherwise be prohibited by Section 57(a)(4) of the 1940 Act in which a Subsidiary and the Company or another Subsidiary participate to the extent that such transaction would not be prohibited if the Subsidiaries participating in the transaction were deemed to be part of the Company and not separate companies. As stated above, the intent of this request is only to permit the Company and its Subsidiaries to conduct their business, in a manner otherwise permitted by the 1940 Act, as if they were one company.

D.	Precedent

In connection with the preparation of this Application, with respect to transactions between the Applicants, Applicants have reviewed a number of previous exemptive orders issued by the Commission granting exemptive relief similar to that requested herein. See Main Street Capital Corporation, et. al., Investment Company Act Release No. IC-28120; File No. 812-13411 (Jan. 16, 2008) (“Main Street”) and Elk Associates Funding Corporation, et. al., Investment Company Act Release No. 24121, File No. 812-11420 (November 2, 1999) (“Elk Associates”).

In Main Street, a parent BDC with an SBIC subsidiary obtained the same relief as requested herein and on the same representations and conditions contained herein, except that (1) the Main Street application did not involve any transaction similar to the Share Exchange Plan and (2) Main Street requested relief to permit it to issue restricted shares of its common stock as part of its compensation package for certain of its employees and directors and certain employees of its subsidiaries, which relief is not sought by Applicants under this Application. The Main Street order permits a parent BDC and its wholly-owned subsidiaries (one of which is an SBIC but not a BDC) to engage in certain transactions that otherwise would be permitted if the BDC and its subsidiaries were one company and permits the parent BDC to adhere to a modified asset coverage. In Elk Associates, an SBIC entered into a share exchange with a newly-formed “parent” BDC in a transaction identical in form to the Share Exchange.

The Company is requesting the ability to engage in exactly the same transactions with its SBIC subsidiary as did Main Street with respect to its wholly-owned SBIC subsidiary. Because it represents the most recent order involving an SBIC/non-BDC subsidiary, Applicants have used the Main Street application as a model, making the same kinds of representations and agreeing to similar conditions, except that (1) the Main Street application did not involve any transaction similar to the Share Exchange Plan and (2) Main Street requested relief to permit it to issue restricted shares of its common stock as part of its compensation package for certain of its employees and directors and certain employees of its subsidiaries, which relief is not sought by Applicants under this Application. To the extent the latter aspect of the Main Street situation raised additional issues and required additional exemptive relief, they are not reflected in this Application.

E.	Conditions

The Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.            The Company will at all times be the sole shareholder of any Subsidiary and own and hold beneficially all of the outstanding voting securities or other equity interests in the Subsidiary.

2.            No person shall serve or act as investment adviser to Waterside SBIC or another Subsidiary unless the Company’s Board and shareholders of the Company shall have taken the action with respect thereto also required to be taken by the functional equivalent of the board of directors of Waterside SBIC or another Subsidiary and shareholders of Waterside SBIC or another Subsidiary as if Waterside SBIC or another Subsidiary were a BDC.

3.            The officer and directors of all Subsidiaries will be persons elected or appointed by the Company.

4.            The Company will not issue or sell any senior security and the Company will not cause or permit Waterside SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, Waterside SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61) of the 1940 Act; provided that, immediately after the issuance or sale by any of the Company, Waterside SBIC or any other SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, will have the asset coverage required by Section 18(a) of the 1940 Act (as modified by Section 61(a)), except that, in determining whether the Company on a consolidated basis has the asset coverage required by Section 18(a) of the 1940 Act (as modified by Section 61(a)), any senior securities representing indebtedness of Waterside SBIC or another SBIC Subsidiary will not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), will be treated as indebtedness not represented by senior securities.

F.	Request for Relief

For these reasons, the Applicants request that the Commission enter an Order under Sections 6(c), 57(c) and 57(i) and Rule 17d-1 of the 1940 Act granting the Company and Waterside SBIC the relief sought by this Application.

III.	PROCEDURAL MATTERS
A.	Communications

Please address all communications concerning this Application and Order to:

Franklin P. Earley

President

Atlantic Coast Capital Corporation

3092 Brickhouse Court

Virginia Beach, Virginia 23452

(757) 626-1111

Please address any questions, and a copy of any communications, concerning this Application and Order to:

John M. Paris, Esq.

Williams, Mullen Clark & Dobbins, P.C.

222 Central Park Avenue

Suite 1700

Virginia Beach, VA 23462

757-473-5308

B.	Authorizations

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A. All other requirements for the execution and filing of this Application in the name of and on behalf of, each of the Company and Waterside SBIC, by the undersigned officers, have been compiled with and each such officer is fully authorized to do so.

The filing of this Application for the Order and the taking of all acts reasonably necessary to obtain the requested relief was authorized by the Company’s Board at its meeting held on September 22, 2009 and Waterside SBIC’s Board at its meeting held on September 22, 2009. A copy of the resolutions then adopted by the Company’s Board and Waterside SBIC’s Board are attached as Exhibit B. Such authorization still remains in effect.

Applicants have caused this Application to be duly signed on their behalf on the 25th day of September, 2009.

ATLANTIC COAST CAPITAL CORPORATION

By:	/s/ Franklin P. Earley
Name:	Franklin P. Earley

Title: President

WATERSIDE CAPITAL CORPORATION

By:	/s/ Franklin P. Earley
Name:	Franklin P. Earley

Title: President

/s/ Franklin P. Earley
FRANKLIN P. EARLEY

EXHIBIT INDEX

A.	Verifications
1.	Atlantic Coast Capital Corporation
2.	Waterside Capital Corporation
3.	Franklin P. Earley

B.	Resolutions of the Board of Directors

EXHIBIT A

Verification Required by Rule 0-2(d)

1

VERIFICATION

COMMONWEALTH OF VIRGINIA	)
CITY OF VIRGINIA BEACH	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated September 25, 2009 for and on behalf of Atlantic Coast Capital Corporation; that he is the President of such company; and that all action by shareholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Franklin P. Earley
Name:	Franklin P. Earley
Title:	President of Atlantic Coast Capital Corporation

Date: September 25, 2009

Subscribed and sworn to before me a Notary Public this 25th day of September, 2009.

[OFFICIAL SEAL]

/s/ Stacy Munroe
My commission expires: November 30, 2010

2

VERIFICATION

COMMONWEALTH OF VIRGINIA	)
CITY OF VIRGINIA BEACH	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated September 25, 2009 for and on behalf of Waterside Capital Corporation; that he is the President of such company; and that all action by shareholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Franklin P. Earley
Name:	Franklin P. Earley
Title:	President of Waterside Capital Corporation

Date: September 25, 2009

Subscribed and sworn to before me a Notary Public this 25th day of September, 2009.

[OFFICIAL SEAL]

/s/ Stacy Munroe
My commission expires: November 30, 2010

3

VERIFICATION

COMMONWEALTH OF VIRGINIA	)
CITY OF VIRGINIA BEACH	)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated September 25, 2009 for and on behalf of Franklin P. Earley; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Franklin P. Earley
Franklin P. Earley

Date: September 25, 2009

Subscribed and sworn to before me a Notary Public this 25th day of September, 2009.

[OFFICIAL SEAL]

/s/ Stacy Munroe
My commission expires: November 30, 2010

4

EXHIBIT B

Resolutions of the Board of Directors

RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and empowered, by and on behalf of the Company, and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized.

1